UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 June 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Japan secures inbound logistics contract with Mitsubishi Motors , 23 June 2005

23 June 2005

TNT Japan secures inbound logistics contract with Mitsubishi Motors

Mitsubishi Motors Corporation Japan (MMC) has selected TNT in Japan as its Lead Logistics Partner for its inbound logistics processes of non-powertrain components sourced from overseas suppliers. The contract is valued at 10 million Euro over 3 years.

As part of the new agreement, TNT Japan will be responsible for all aspects of the inbound supply chain including distribution of purchase orders to MMC suppliers, door to door movement of components from suppliers in Asia, Europe and the America's to TNT managed distribution centres in Japan and final line-side delivery to 2 MMC plants in Japan.

Mitsubishi spends nearly 1 billion Yen annually on the shipment of over 400 types of parts produced in Europe, the US and Asia outside Japan. With the TNT solution MMC expects to save 10% of this logistics cost.

"This agreement marks TNT Japan's first success in Automotive Logistics and the first major logistics contract outsourced by MMC, in Japan, to a non-Japanese provider", says Keita Sugihara, Automotive Business Development Manager of TNT Japan. "MMC was convinced of the future benefit of synergies between TNT operations in Japan and existing TNT Logistics partnerships with MMC in Thailand, Australia and North America."

Akira Takenaka, TNT's Contract Manager for the MMC Operations indicates that one of the reasons that TNT was selected is the visibility and optimisation that TNT Logistics' MatrixTM technology brings to the MMC supply chain. TNT Logistics developed a range of supply chain management, inventory control, transportation, warehousing and route planning software that optimises material and information flows. Matrix™ is the applications infrastructure that brings these components together. In this way it integrates all supply chain partners thus improving communication and visibility in the supply chain."

About TNT

TNT N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 162000 people in 64 countries and serves over 200 countries. For 2004 the company reported sales of €12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT group web site is: www.tnt.com/group.

TNT Japan Express and Logistics business are anchored by two strategic Logistics Centers at Tokyo and Osaka, with 12 more express branch offices spread across the country to service customers. Established in 1984, through dedicated attention to customer service and investment, TNT Japan continues to grow and employs over 300 people, nearly 100 vehicles and utilizing leading edge technology systems.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 24 June 2005